

October 18, 2021

Claude Maraoui
Chief Executive Officer, President and Director
Journey Medical Corporation
9237 E Via de Ventura Blvd., Suite 105
Scottsdale, AZ 85258

> **Re: Journey Medical Corporation**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted October 5, 2021**
> **CIK No. 0001867066**

Dear Mr. Maraoui:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed October 5, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Use of Non-GAAP Measures, page 63

1. We note that you have excluded R&D license acquisition costs in the amount of $10 million to arrive at Non-GAAP Adjusted EBITDA. Please tell us your consideration of the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations for this adjustment. In this regard, you state on page 70, for example, that an important part of your growth strategy is to identify new business development opportunities, including development stage and commercial drugs that you may acquire from other pharmaceutical companies.

Claude Maraoui
Journey Medical Corporation
October 18, 2021
Page 2

2.   Please clarify for us in greater detail the COVID-19 sales force savings Non-GAAP
      adjustment of $1,426 and the related description.

Business
Accutane Agreement, page 75

3.   We note that you entered into a license and supply agreement for Accutane® with a third
      party. Please identify the third party or tell us why this information is not material.

      You may contact Michael Fay at 202-551-3812 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please
contact Gary Guttenberg at 202-551-6477 or Jeffrey Gabor at 202-551-2544 with any other
questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Mark F. McElreath, Esq.